■ EX-99.1.
POSCO hereby resolved investment in a Multi-Functional Electrical Steel Processing Center in Pune, Central India, with annual capacity of 130 thousand tons as follows:
1.	Resolution on investment of a Multi-Functional Electrical Steel Processing Center
•	Name: (Provision) POSCO India Processing Center (POS-IPC)

•	Business: Multi-Functional Electrical Steel Processing and Sales in India

•	Total Investment (Unit: thousand dollar): U$14,543 (POSCO: U$9,448 (65%), LG Int’l Corp.: U$5,095 (35%))